SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Market Announcement

Further to the Market Announcement of January 22, 2010, referring to the Special Reserve of Dividends, we hereby inform our shareholders and the Market in general, that the amount of the annual installments, due on June 30, 2010, June 30, 2011, June 30, 2012 and June 30, 2013 is as follows:

Common Shares: (R$)

	Dividend per Share (Total Amount)			Value of each of the 4 installments of the Dividend

	Value of	Value of Monetary		Value of	Value of Monetary
Year	Dividend	Correction	Total Value	Dividend	Correction	Total Value

1979	0.000000000003	1.790382359643	1.790382359646	0.0000000000008	0.447595590	0.447595590
1980	0.000000000001	0.453227266540	0.453227266541	0.0000000000002	0.113306817	0.113306817
1981	0.000000000005	1.168774961748	1.168774961754	0.0000000000013	0.292193740	0.292193740
1982	0.000000000004	0.417628243177	0.417628243182	0.0000000000011	0.104407061	0.104407061
1983	0.000000000007	0.281342698175	0.281342698182	0.0000000000017	0.070335675	0.070335675
1984	0.000000000046	0.605209476352	0.605209476398	0.0000000000116	0.151302369	0.151302369
1989	0.000000065181	0.252853494980	0.252853560161	0.0000000162952	0.063213374	0.063213390
1996	0.504580687879	3.223923441307	3.728504129186	0.1261451719697	0.805980860	0.932126032
1998	0.471399472734	2.194929624375	2.666329097110	0.1178498681836	0.548732406	0.666582274
Total	0.975980226	10.388271566	11.364251792	0.243995056	2.597067892	2.841062948

Preferred Shares Class “A”: (R$)

	Dividend per Share (Total Amount)			Value of each of the 4 installments of Dividend

		Value of the			Value of the
	Value of the	Monetary		Value of the	Monetary
Year	Dividend	Correction	Total Value	Dividend	Correction	Total Value

1979	0.000000000005	6.690825425	6.690825425	0.0000000000014	1.672706356	1.672706356
1980	0.000000000003	0.27999886	0.27999886	0.0000000000007	0.069999715	0.069999715
1981	0.000000000008	3.639114711	3.639114711	0.0000000000020	0.909778678	0.909778678
1982	0.000000000005	0.516478526	0.516478526	0.0000000000014	0.129119631	0.129119631
1983	0.000000000008	1.054495885	1.054495885	0.0000000000020	0.263623971	0.263623971
1984	0.000000000060	2.268605625	2.268605625	0.0000000000150	0.567151406	0.567151406
1989						-
1996						-
1998						-
Total	0.000000000090	14.449519033	14.449519033	0.0000000000225	3.612379758	3.612379758

Market Announcement

Preferred Shares Class “B”: (R$)

	Dividend per Share (Total Amount)			Value of each of the 4 installments of Dividend

		Value of the			Value of the
	Value of the	Monetary		Value of the	Monetary
Ano	Dividend	Correction	Total Value	Dividend	Correction	Total Value

1979	0.00000000000005	0.074999767	0.07499977	0.000000000000013	0.018749942	0.018749942
1980	0.00000000000002	0.005070052	0.00507005	0.000000000000004	0.001267513	0.001267513
1981	0.00000000000009	0.04847983	0.04847983	0.000000000000022	0.012119958	0.012119958
1982	0.00000000000007	0.006012054	0.00601205	0.000000000000018	0.001503014	0.001503014
1983	0.00000000000011	0.015116227	0.01511623	0.000000000000026	0.003779057	0.003779057
1984	0.00000000000074	0.032765038	0.03276504	0.000000000000185	0.008191260	0.008191260
1989
1996
1998
Total	0.00000000000107	0.182442969	0.182442969	0.000000000000269	0.045610742	0.045610742

The values of the installments are updated taking into account the date of January 29, 2020. In accordance with the Eletrobrás By-Laws, the mentioned credits will be remunerated by the variation of SELIC rate, until the date of the actual payment.

According to current legislation, Income Tax will not be charged on the principal amount of the dividend for the years 1996 and 1998. For the previous years the income tax is not aplicable due to the irelevance of the values. In relation to the monetary adjustment, counting from the date base of those dividends to the payment date, income tax will be charged in accordance with current legislation.

Before the payment date of each installment, Eletrobrás will disclose a Notice to Shareholders informing the updated values of each installment adjusted by the Selic rate.

Rio de Janeiro, January 29, 2010.

Astrogildo Fraguglia Quental
CFO and IR Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.